

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Howard Lutnick
Chief Executive Officer
CF Acquisition Corp. VIII
110 East 59th Street
New York, NY 10022

> **Re: CF Acquisition Corp. VIII**
> **Form Pre 14A**
> **Filed August 12, 2022**
> **File No. 001-40206**

Dear Mr. Lutnick:

    We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Real Estate & Construction

cc:    Joshua N. Englard, Esq.